UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning         January 1, 2003         and Ending         December 31, 2003

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

ENTERGY OPERATIONS, INC.

___________________________________________________________________

(Exact Name of Reporting Company)

A  Subsidiary Service Company

________________________________________________________

("Mutual " or "Subsidiary")

Date of Incorporation June 6, 1990 If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized Delaware

Location of Principal Offices of Reporting Company 1340 Echelon Parkway, Jackson, Mississippi

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Mr. Nathan E. Langston Senior VP, Chief Accounting Officer P.O. Box 61000, New Orleans, La. 70161

(Name) (Title) (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Entergy Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6. Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7. Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart

The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2 OF 28 PAGES

ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Listing Of Schedules and Analysis of Accounts

3 OF 28 PAGES
ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

Schedule I - Comparative Balance Sheets

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31,
		2003	2002
	SERVICE COMPANY PROPERTY

101	Service company property (Schedule II)	$12,889,169	$12,049,181
107	Construction work in progress (Schedule II)	2,906,190	923,811
	Total Property	15,795,359	12,972,992

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	11,897,979	11,638,351
	Net Service Company Property	3,897,380	1,334,641

	INVESTMENTS

123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total Investments	-	-

	CURRENT AND ACCRUED ASSETS

131	Cash	534	595
134	Special deposits	926,840	926,840
135	Working funds	152,830	339,838
136	Temporary cash investments (Schedule IV)	12,971,500	4,652,373
141	Notes receivable	-	-
143	Accounts receivable	6,310	-
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	4,842,076	2,892,910
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	363,402	-
174	Miscellaneous current and accrued assets (Schedule VIII)	368,472	59,989
	Total Current and Accrued Assets	19,631,964	8,872,545

	DEFERRED DEBITS

181	Unamortized debt expense	2,888	503
182	Regulatory assets	5,257,628	7,180,758
184	Clearing accounts	-	-
186	Miscellaneous deferred debits (Schedule IX)	1,564,871	1,198,642
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	3,129,273	2,743,773
	Total Deferred Debits	9,954,660	11,123,676

	TOTAL ASSETS AND OTHER DEBITS	$33,484,004	$21,330,862

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

Schedule I - Comparative Balance Sheets

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31,
		2003	2002
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	$5,000	$5,000
211	Miscellaneous paid-in-capital (Schedule XI)	995,000	995,000
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
	Total Proprietary Capital	1,000,000	1,000,000

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt	-	-
	Total Long-term Debt	-	-

	OTHER NON-CURRENT LIABILITIES

228	Accumulated provision for pensions & benefits and injuries & damages	2,585,665	1,326,271
	Total Other Non-current Liabilities	2,585,665	1,326,271

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	11	-
232	Accounts payable	4,877,895	3,545,272
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Accounts payable to associate companies (Schedule XIII)	13,674,184	1,310,131
236	Taxes accrued	716,522	219,682
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	-	13,138
242	Miscellaneous current and accrued liabilities (Schedule XIII)	-	-
	Total Current and Accrued Liabilities	19,268,612	5,088,223

	DEFERRED CREDITS

253	Other deferred credits	10,580,331	13,902,280
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	10,580,331	13,902,280

283	Accumulated deferred income taxes - other	49,396	14,088

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$33,484,004	$21,330,862

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule II - Service Company Property

		Balance at		Retirements	Other	Balance at
		Beginning		or	Changes	Close of
	Description	of Year	Additions	Sales	(1)	Year

Service Company Property
Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	1,219,517	839,988	-	-	2,059,505
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	3,597,719	-	-	-	3,597,719
307	Equipment (2)	4,585,477	-	-	-	4,585,477
308	Office Furniture and Equipment	2,150,752	-	-	-	2,150,752
309	Automobiles, Other Vehicles
	and Related Garage Equipment	5,767	-	-	-	5,767
310	Aircraft and Airport Equipment	489,949	-	-	-	489,949
311	Other Service Company Property (3)	-	-	-	-	-
	SUB-TOTAL	12,049,181	839,988	-	-	12,889,169
107	Construction Work in Progress (4)	923,811	2,822,367	839,988	-	2,906,190
	TOTAL	$ 12,972,992	$ 3,662,355	$ 839,988	$ -	$ 15,795,359

(1) Provide an explanation of those changes considered material:
	N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by sub-account of equipment additions during the year and the balance at the close of the year:

						Balance at
	Subaccount Description				Additions	Close of Year
307.02	Communications and Dispatch					$1,597,340
307.03	Data Processing					2,988,137

				TOTAL	$ -	$4,585,477

(3) Describe other service company property:
	N/A

(4) Describe construction work in progress:
	Primarily computer equipment, computer software upgrades, and leasehold improvements.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule III - Accumulated Provision for Depreciation and Amortization
of Service Company Property

		Balance at	Additions		Other	Balance at
		Beginning	Charged to		Changes Add	Close of
	Description	of Year	Account 403	Retirements	(Deduct) (1)	Year

Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	1,382,149	(39,636)	-	-	1,342,513
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	-	-	-	-	-
306	Leasehold Improvements	3,101,615	275,827	-	-	3,377,442
307	Equipment	4,558,725	2,978	-	-	4,561,703
308	Office Furniture and Fixtures	2,100,146	20,459	-	-	2,120,605
309	Automobiles, Other Vehicles
	and Related Garage Equipment	5,767	-	-	-	5,767
310	Aircraft and Airport Equipment	489,949	-	-	-	489,949
311	Other Service Company Property	-	-	-	-	-

	TOTAL	$ 11,638,351	$ 259,628	$ -	$ -	$ 11,897,979

(1) Provide an explanation of those changes considered material:
	N/A

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments.

Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

Description		Balance at Beginning of Year	Balance at Close of Year

Account 123 - Investment in Associate Companies		$ -	$ -

Account 124 - Other Investments		-	-

Account 136 - Temporary Cash Investments
Money Pool (See Note 3)		4,652,373	12,971,500

	TOTAL	$ 4,652,373	$ 12,971,500

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 146 - Accounts Receivable from Associate Companies
Money Pool Receivable (See Note 3)		$ 296,394	$ 4,409,023
Entergy Arkansas, Inc.		807,868	-
Entergy Gulf States, Inc.		595,701	-
Entergy Louisiana, Inc.		590,569	-
Entergy Services, Inc.		15,757	432,629
Entergy Nuclear Operations, Inc.		101	-
System Energy Resources, Inc.		610,797	-
Entergy Enterprises, Inc.		(24,277)	424

	TOTAL	$ 2,892,910	$ 4,842,076

			Total
Analysis of Convenience or Accommodation Payments:			Payments

			$ -

	TOTAL PAYMENTS		$ -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule VI - Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description		Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed		$ -	$ -	$ -

	TOTAL	$ -	$ -	$ -

Summary:

N/A

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description		Labor	Expenses	Total

Account 163 - Stores Expense Undistributed		$ -	$ -	$ -

TOTAL		$ -	$ -	$ -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

			Balance at	Balance at
	Description		Beginning of Year	Close of Year

Account 174 - Miscellaneous Current and Accrued Assets
	Unbilled Jobbing Orders		$ 15,014	$ 275,246
	Real Estate Administration		-	46,224
	External Audit Support		32,160	37,360
	Other (2)		12,815	9,642

		TOTAL	$ 59,989	$ 368,472

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule IX - Miscellaneous Deferred Debits

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

			Balance at	Balance at
	Description		Beginning of Year	Close of Year

Account 186 - Miscellaneous Deferred Debits
	Minimum pension liability intangible asset		$ 606,408	$ 1,153,696
	Convenience bills to Entergy Services, Inc.		596,165	$ 397,444
	Other (3)		(3,931)	13,731

		TOTAL	$ 1,198,642	$ 1,564,871

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule X - Research, Development, or Demonstration Expenditures

Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
			Balance at	Balance at
	Description		Beginning of Year	Close of Year

Account 188 - Research, Development, or Demonstration Expenditures			$ -	$ -

		TOTAL	$ -	$ -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XI - Proprietary Capital

		Number of Shares	Par or Stated	Outstanding Close of Period
Account Number	Class of Stock	Authorized	Value Per Share	No. of Shares	Total Amount
Account 201- Common Stock Issued		1,000	$ 5.00	1,000	$ 5,000

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

Description					Amount

Account 211 - Miscellaneous Paid-in Capital					$ 995,000

Account 215 - Appropriated Retained Earnings					-

				TOTAL	$ 995,000

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.

		Balance at	Net Income	Dividends	Balance at
Description		Beginning of Year	-or (loss)	Paid	Close of Year

Account 216 - Unappropriated Retained Earnings		$ -	$ -	$ -	$ -

	TOTAL	$ -	$ -	$ -	$ -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions(1)	Balance at Close of Year
Account 223 - Advances from
Associate Companies:				$ -	$ -	$ -	$ -	$ -

Account 224 - Other Long-Term Debt:				-	-	-	-	-

TOTAL				$ -	$ -	$ -	$ -	$ -

(1) Give an explanation of Deductions:

N/A

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ending December 31, 2003

Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 234 - Accounts Payable to Associate Companies
Entergy Corporation	$ -	$ 169,419
Entergy Arkansas, Inc.	(1,619)	4,623,318
Entergy Gulf States, Inc.	-	2,871,106
Entergy Louisiana, Inc.	-	2,965,127
Entergy Services, Inc.	631,459	-
System Energy Resources, Inc.	680,409	3,044,896
Other (2)	(118)	318
TOTAL	$ 1,310,131	$ 13,674,184

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 13 (2) through 13 (11).

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XIV - Notes To Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retain their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts may be reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2. INCOME TAXES

Deferred income tax assets (liabilities) are comprised of the following at December 31, 2003 and 2002:

	2003	2002
Deferred Tax Assets:
Deferred compensation	$ 1,415,372	$ 1,771,966
Plant-related basis differences	510,813	586,816
Operating reserves	238,962	-
Pension and benefits (OPEB) reserves	964,126	384,991
Total	$ 3,129,273	$ 2,743,773

Deferred Tax Liabilities:
Operating reserves	-	(14,088)
Contributions	(49,396)	-
Total	$ (49,396)	$ (14,088)

The benefit associated with these deferred tax assets has been or is expected to be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the utilization of the tax benefit on the Entergy Corporation consolidated return.

Entergy Operations' effective income tax rate was 100% in 2003 and 2002 compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The income tax expense for 2003 and 2002 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 2003 and 2002 consisted of the following:

	2003	2002
Current:
Federal	$ 288,403	$ (39,857)
State	49,463	20,466
Total	337,866	(19,391)

Deferred:
Federal	(295,273)	(26,270)
State	(54,649)	(40,278)
Total	(349,922)	(66,548)

Total income tax expense (benefit)	$(12,056)	$(85,939)

NOTE 3. LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

Entergy Operations has SEC authorization, through November 30, 2004, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 2003 and 2002.

Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above. Entergy Operations made no borrowings from the Money Pool during 2003 and 2002.

NOTE 4. OPERATING LEASES

Total rent expense for 2003 and 2002 was $2.7 million and $4 million, respectively. As of December 31, 2003, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space and computer equipment as follows (in thousands):

Minimum
lease payments

2004	2,780
2005	2,327
2006	2,110
2007	2,081
2008	2,089
Years Thereafter	6,322
Total	$17,709

NOTE 5. EMPLOYEE BENEFITS

Employee Benefit Plans

Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. In 2003, certain employees of Entergy Operations became employees of other Entergy subsidiaries. The costs of equity and incentive awards for these employees were transferred to the respective Entergy subsidiaries and credited to Entergy Operations. Amounts charged/(credited) to compensation expense were ($2,274,405) and $71,517 in 2003 and 2002, respectively.

Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. Through January 31, 2004, the Savings Plan provided that the employing Entergy subsidiary:

    make matching contributions to the Savings Plan in an amount equal to 75% of the participants' basic contributions, up to 6% of their eligible earnings, in shares of Entergy Corporation common stock if the employees direct their company-matching contribution to the purchase of Entergy Corporation's common stock; or

    make matching contributions in the amount of 50% of the participants' basic contributions, up to 6% of their eligible earnings, if the employees direct their company-matching contribution to other investment funds.

Effective February 1, 2004, the employing Entergy subsidiary will make matching contributions to the Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings. The 70% match will be allocated to investments as directed by the employee. Entergy Operations contributed $7.6 million and $7.5 million in 2003 and 2002, respectively, to the Savings Plan.

Retirement and Other Postretirement Benefit Plans

Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

Eligible employees of Entergy Operations participate in two of the Entergy Corporation retirement plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees". These pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.

The pension and other postretirement obligations of Grand Gulf 1 and Entergy Operations headquarters' employees are reflected in the financial statements of Entergy Operations.

Total 2003 and 2002 pension and other postretirement costs for Entergy Operations - Grand Gulf 1 and headquarters' employees, including capitalized amounts, included the following components (in thousands):
	Pension		Other Postretirement Benefits
	2003	2002	2003	2002

Service cost	$ 3,645	$ 2,979	$ 1,762	$ 1,450
Interest cost	5,783	5,490	1,584	1,341
Expected return on assets	(5,697)	(5,853)	(1,088)	(1,023)
Amortization of transition asset	(596)	(597)	161	262
Amortization of prior service cost	127	127	(167)	28
Recognized net loss	27	-	523	127
Curtailment loss	739	-	2,926	-
Special termination benefit loss	1,846	-	400	-
Net pension cost	$ 5,874	$ 2,146	$ 6,101	$ 2,185

Change in the Projected Benefit Obligation (PBO)/Accumulated Postretirement Obligation (APBO)	Pension		Other Postretirement Benefits
	2003	2002	2003	2002

Balance at beginning of year	$ 86,345	$ 70,772	$ 24,813	$ 17,409
Service cost	3,645	2,979	1,762	1,450
Interest Cost	5,783	5,490	1,584	1,341
Plan amendments (a)	5	-	(5,034)	-
Plan participant contributions	-	-	103	-
Actuarial loss	8,865	8,450	3,760	5,314
Benefits paid	(1,545)	(1,346)	(605)	(701)
Curtailments	699	-	2,970	-
Special termination benefits	1,846	-	400	-
Balance at end of year	$ 105,643	$ 86,345	$ 29,753	$ 24,813

Change in Plan Assets
Fair value of assets at beginning of year	$ 53,045	$ 61,031	$ 13,569	$ 12,551
Actual return on plan assets	13,333	(6,640)	1,475	(191)
Employer contributions	-	-	2,279	1,910
Plan participant contributions	-	-	103	-
Benefits paid	(1,545)	(1,346)	(605)	(701)
Fair value of assets at end of year	$ 64,833	$ 53,045	$ 16,821	$ 13,569

Funded status	$ (40,810)	$(33,300)	$(12,932)	$ (11,244)

Amounts not yet recognized in the balance sheet
Unrecognized transition (asset)/obligation	(1,114)	(1,711)	152	2,622
Unrecognized prior service cost	879	1,040	(2,419)	95
Unrecognized net loss	24,405	23,203	11,353	8,503
Accrued pension cost	$ (16,640)	$(10,768)	$ (3,846)	$ (24)

Amounts recognized in the balance sheet
Accrued pension cost	$ (16,640)	$(10,768)
Additional minimum pension liability	(13,837)	(8,173)
Intangible asset	1,518	992
Regulatory asset	12,319	7,181
Net amount recognized	$ (16,640)	$(10,768)

(a) Reflects plan design changes, including a change in the participation assumption for non-bargaining employees effective August 1, 2003.

Pension and Other Postretirement Plans' Assets

Entergy's pension and postretirement plans weighted-average asset allocations by asset category at December 31, 2003 and 2002 are as follows:

	Pension		Postretirement
	2003	2002	2003	2002

Domestic Equity Securities	56%	50%	37%	34%
International Equity Securities	14%	10%	-	1%
Fixed Income Securities	28%	37%	60%	64%
Other	2%	3%	3%	1%

Entergy's trust asset investment strategy is to invest the assets in a manner whereby long term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. Adequate funding is described as a 90% confidence that assets equal or exceed liabilities due five years in the future, and a corresponding 75% confidence level ten years out. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk while minimizing the expected contributions and pension and postretirement expense.

To perform such an optimization study, Entergy first makes assumptions about certain market characteristics, such as expected asset class investment returns, volatility (risk) and correlation coefficients among the various asset classes. Entergy does so by examining (or hiring a consultant to provide such analysis) historical market characteristics of the various asset classes over all of the different economic conditions that have existed. Entergy then examines and projects the economic conditions expected to prevail over the study period. Finally, the historical characteristics to reflect the expected future conditions are adjusted to produce the market characteristics that will be assumed in the study.

The optimization analysis utilized in Entergy's latest study produced the following approved asset class target allocations. A new study has been recently completed and will be implemented during 2004.

	Pension	Postretirement

Domestic Equity Securities	54%	37%
International Equity Securities	12%	8%
Fixed Income Securities	30%	55%
Other (Cash and GACs)	4%	-

These allocation percentages combined with each asset class' expected investment return produced an aggregate return expectation of 9.59% for pension assets, 5.45% for taxable postretirement assets, and 7.19% for non-taxable postretirement assets. These returns are consistent with Entergy's disclosed expected return on assets of 8.75% (non-taxable assets) and 5.5% (taxable assets).

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement

Domestic Equity Securities	49% to 59%	32% to 42%
International Equity Securities	7% to 17%	3% to 12%
Fixed Income Securities	25% to 35%	50% to 60%
Other	0% to 10%	0% to 5%

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy Operations as December 31, 2003 and 2002 was $89 million and $71.9 million, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure the Entergy Operations pension and postretirement benefit obligation at December 31, 2003, and including pension and postretirement benefits attributable to estimated future employee service, Entergy Operations expects that pension and other postretirement benefits to be paid over the next ten years are as follows (in thousands):

	Estimated Future Pension Benefits Payments	Estimated Future Other Postretirement Benefits Payments

Year(s)
2004	$ 1,540	$ 1,487
2005	$ 1,561	$ 1,603
2006	$ 1,590	$ 1,690
2007	$ 1,631	$ 1,764
2008	$ 1,686	$ 1,830
2009 - 2013	$ 9,828	$11,284

Contributions

In 2004, Entergy Operations expects to contribute $7.6 million to the pension plans and $5.1 million to the other postretirement plans.

Additional Information

In 2003, the $5.6 million increase in minimum pension liability at Entergy Operations resulted in a $5.1 million increase in regulatory assets, with the remainder to intangible assets. There was no effect on other comprehensive income at Entergy Operations.

Actuarial Assumptions

The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 10.0% for 2003, gradually decreasing each successive year until it reaches 4.5% in 2009 and beyond. A one percentage-point increase in the assumed health care cost trend rate for 2003 would have increased the APBO by $3.7 million and increased the sum of the service cost and interest cost by $0.6 million. A one percentage-point decrease in the assumed health care cost trend rate for 2003 would have decreased the APBO by $3.1 million and decreased the sum of the service cost and interest cost by $0.5 million.

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO for 2003, 2002, and 2001 were as follows:

	2003	2002	2001

Weighted-average discount rate	6.25%	6.75%	7.50%
Weighted average rate of increase
in future compensation levels	3.25%	3.25%	4.60%
Expected long-term rate of
return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	8.75%	9.00%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2003, 2002, and 2001 were as follows:

	2003	2002	2001

Weighted-average discount rate:
Pension	6.75%	7.50%	7.50%
Other postretirement	6.71%	7.50%	7.50%
Weighted average rate of increase
in future compensation levels	3.25%	4.60%	4.60%
Expected long-term rate of
return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	9.00%	9.00%

The remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years and its SFAS 106 transition obligations are being amortized over 20 years.

Voluntary Severance Program

During 2003, Entergy Operations offered a voluntary severance program to certain groups of employees. As a result of this program, Entergy Operations recorded additional pension and postretirement costs (including amounts capitalized) of $5.9 million for special termination benefits and plan curtailment charges. These amounts are included in the net pension cost and net postretirement benefit cost for the year ended December 31, 2003.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. The Act introduces a prescription drug benefit under Medicare (Part D) as well as federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

Currently, specific authoritative guidance on the accounting for the federal subsidy is pending. As allowed by Financial Accounting Standards Board Staff Position No. FAS 106-1, Entergy Operations has elected to record an estimate of the effects of the Act in accounting for its postretirement benefit plans under SFAS 106 and in providing disclosures required by SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits.

Based on actuarial analysis of prescription drug benefits, estimated future Medicare subsidies are expected to reduce the December 31, 2003 Accumulated Postretirement Benefit Obligation by approximately $1.3 million. For the year ended December 31, 2003 the impact of the Act on Net Postretirement Cost was immaterial, as it reflected only one month's impact of the Act. When specific guidance on accounting for federal subsidy is issued, these estimates could change.

NOTE 6. TRANSACTIONS WITH AFFILIATES

Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for the Companies in the operation, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units. In 2003 and 2002, Entergy Operations was paid or reimbursed a total of $518.2 million and $491.9 million, respectively from ANO, River Bend, Waterford 3, and Grand Gulf 1 for the costs associated with operating those units.

Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $59.4 million in 2003 and $50.8 million in 2002 with the Companies reimbursing Entergy Operations for their respective portions.

NOTE 7. OTHER DEFERRED CREDITS

Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities and long-term incentive compensation liabilities in both 2003 and 2002.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XV - Comparative Income Statements

Account	Description	Current Year	Prior Year

	INCOME

457	Services rendered to associate companies	$726,827,207	$714,048,611
458	Services rendered to nonassociate companies	-	-
	TOTAL INCOME	726,827,207	714,048,611

	EXPENSES - Income Statement

500-557	Power production	431,941,709	420,889,150
560-598	Transmission and distribution expenses	(13)	28,075
901-905	Customer accounts	(62)	-
906-917	Customer service and information	14,856	5
920	Salaries and wages	10,913,427	13,095,619
921	Office supplies and expenses	1,442,230	2,237,418
923	Outside services employed	6,257,698	10,844,508
924	Property insurance	(1,170,312)	(2,210,143)
925	Injuries and damages	2,160,516	2,520,430
926	Employee pensions and benefits	70,286,497	46,805,408
928	Regulatory commission expenses	958,018	907,110
930.1	General advertising expenses	9,024	12,597
930.2	Miscellaneous general expenses	(48,474)	694,327
931	Rents	2,748,265	4,025,010
935	Maintenance of general plant	1,106,204	977,050
403-404	Depreciation and amortization expense	259,628	328,976
408	Taxes other than income taxes	37,336,845	37,871,136
409	Income taxes	337,866	(19,391)
410-411	Provision for deferred income taxes	(349,922)	(66,548)
421	Miscellaneous nonoperating loss	(605,440)	(1,516,420)
426.1	Donations	831,777	583,291
426.3	Penalties	44,500	15,993
426.4	Civic, political, and related activities	495,527	163,849
426.5	Other deductions	147,060	141,218
430	Interest on debt to associate companies	183,984	(37,753)
431	Other interest expense	1,721,291	-
	TOTAL EXPENSES - Income Statement	567,022,699	538,290,915

	EXPENSES - Balance Sheet

107EXP	Construction work in progress	160,580,703	146,911,277
154EXP	General inventory	15,245,203	217,542
163EXP	Stores expense undistributed	3,172,608	3,030,736
165EXP	Prepaid expense	(2,371,605)	-
174EXP	Miscellaneous current and accrued expense	(10,703,744)	24,021,055
184EXP	Other expenses	(6,118,657)	1,577,086
	TOTAL EXPENSES - Balance Sheet	159,804,508	175,757,696
	NET INCOME (LOSS)	$ -	$ -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Analysis of Billing - Associate Companies - Account 457

		Direct	Indirect	Compensation	Total
		Costs	Costs	For Use	Amount
Name of Associate Company		Charged (1)	Charged	of Capital	Billed
		457	457-2	457-3

Entergy Arkansas, Inc. (Arkansas Nuclear One)		$230,411,236	$22,377,061	$ -	$252,788,297

System Energy Resources, Inc.		137,207,401	21,345,186	-	158,552,587
(Grand Gulf Nuclear Station) (2)

Entergy Gulf States, Inc. (River Bend Nuclear Station)		124,626,540	17,075,347	-	141,701,887

Entergy Louisiana, Inc. (Waterford 3 Nuclear Station)		157,388,868	16,395,568	-	173,784,436

	TOTAL	$649,634,045	$77,193,162	$ -	$726,827,207

(1) Includes costs paid directly by these associate companies.

(2) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Analysis of Billing - Nonassociate Companies - Account 458

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

		Direct	Indirect	Compensation		Excess	Total
		Cost	Cost	For Use	Total	Or	Amount
Name of Nonassociate Company		Charged	Charged	of Capital	Cost	Deficiency	Billed
		458-1	458-2	458-3		458-4

		$ -	$ -	$ -	$ -	$ -	$ -

	TOTAL	$ -	$ -	$ -	$ -	$ -	$ -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XVI - Analysis of Charges for Service - Associate And Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total
500-557	Power production	$407,634,350	$24,307,359	$431,941,709				$407,634,350	$24,307,359	$431,941,709
560-598	Transmission and distribution expenses	79	(92)	(13)				79	(92)	(13)
901-905	Customer accounts	-	(62)	(62)				-	(62)	(62)
906-917	Customer service and information	-	14,856	14,856				-	14,856	14,856
920	Salaries & wages	83,656	10,829,771	10,913,427				83,656	10,829,771	10,913,427
921	Office supplies and expenses	(76,748)	1,518,978	1,442,230				(76,748)	1,518,978	1,442,230
923	Outside services employed	3,844,284	2,413,414	6,257,698				3,844,284	2,413,414	6,257,698
924	Property insurance	(1,570,259)	399,947	(1,170,312)				(1,570,259)	399,947	(1,170,312)
925	Injuries and damages	1,238,072	922,444	2,160,516				1,238,072	922,444	2,160,516
926	Employee pensions and benefits	59,539,356	10,747,141	70,286,497				59,539,356	10,747,141	70,286,497
928	Regulatory commission expenses	556,880	401,138	958,018				556,880	401,138	958,018
930.1	General advertising expenses	-	9,024	9,024				-	9,024	9,024
930.2	Miscellaneous general expenses	50,094	(98,568)	(48,474)				50,094	(98,568)	(48,474)
931	Rents	(74,430)	2,822,695	2,748,265				(74,430)	2,822,695	2,748,265
935	Maintenance of general plant	105,773	1,000,431	1,106,204				105,773	1,000,431	1,106,204
403-404	Depreciation and amortization expense	-	259,628	259,628				-	259,628	259,628
408	Taxes other than income taxes	34,725,089	2,611,756	37,336,845				34,725,089	2,611,756	37,336,845
409	Income taxes	-	337,866	337,866				-	337,866	337,866
410-411	Provision for deferred income taxes	-	(349,922)	(349,922)				-	(349,922)	(349,922)
421	Miscellaneous nonoperating income	(586,378)	(19,062)	(605,440)				(586,378)	(19,062)	(605,440)
426.1	Donations	4,600	827,177	831,777				4,600	827,177	831,777
426.3	Penalties	36,075	8,425	44,500				36,075	8,425	44,500
426.4	Civic, political, and related activities	(6,714)	502,241	495,527				(6,714)	502,241	495,527
426.5	Other deductions	5,397	141,663	147,060				5,397	141,663	147,060
431	Other interest expense	1,721,705	(414)	1,721,291				1,721,705	(414)	1,721,291
107EXP	Construction work in progress	145,906,203	14,674,500	160,580,703				145,906,203	14,674,500	160,580,703
154EXP	General inventory	15,245,203	-	15,245,203				15,245,203	-	15,245,203
163EXP	Stores expenses undistributed	(149,984)	3,322,592	3,172,608				(149,984)	3,322,592	3,172,608
165EXP	Prepaid expense	(2,371,605)	-	(2,371,605)				(2,371,605)	-	(2,371,605)
174EXP	Miscellaneous current and accrued expense	(10,703,744)	-	(10,703,744)				(10,703,744)	-	(10,703,744)
184EXP	Other expenses	(5,716,841)	(401,816)	(6,118,657)				(5,716,841)	(401,816)	(6,118,657)
	TOTAL EXPENSES	649,440,113	77,203,110	726,643,223				649,440,113	77,203,110	726,643,223
	Compensation for use of Equity Capital
430	Interest on debt to associate companies	193,932	(9,948)	183,984				193,932	(9,948)	183,984
	TOTAL COST OF SERVICE	$649,634,045	$77,193,162	$726,827,207				$649,634,045	$77,193,162	$726,827,207

17 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

				DEPARTMENT OR SERVICE FUNCTION
		Total		Arkansas	Grand Gulf	River Bend	Waterford 3
Account	Description of Items	Directs &	Total	Nuclear	Nuclear	Nuclear	Nuclear
Number		Indirects	Directs	One	Station	Station	Station
500-557	Power production	$431,941,709	$407,634,350	$135,057,871	$86,536,565	$91,688,517	$94,351,397
560-598	Transmission and distribution expenses	(13)	79	32	(15)	32	30
901-905	Customer accounts	(62)	-	-	-	-	-
906-917	Customer service and information	14,856	-	-	-	-	-
920	Salaries & wages	10,913,427	83,656	102,285	(446,850)	(27,772)	455,993
921	Office supplies and expenses	1,442,230	(76,748)	2,567	(61,597)	(18,375)	657
923	Outside services employed	6,257,698	3,844,284	1,275,334	804,112	878,904	885,934
924	Property insurance	(1,170,312)	(1,570,259)	-	(1,590,259)	999	19,001
925	Injuries and damages	2,160,516	1,238,072	(5,389)	711,959	222,340	309,162
926	Employee pensions and benefits	70,286,497	59,539,356	19,862,004	16,195,341	10,225,967	13,256,044
928	Regulatory commission expenses	958,018	556,880	86,426	456,216	6,242	7,996
930.1	General advertising expenses	9,024	-	-	-	-	-
930.2	Miscellaneous general expenses	(48,474)	50,094	3,112	51,789	(306)	(4,501)
931	Rents	2,748,265	(74,430)	677	(75,107)	-	-
935	Maintenance of general plant	1,106,204	105,773	34,672	24,708	23,089	23,304
403-404	Depreciation and amortization expense	259,628	-	-	-	-	-
408	Taxes other than income taxes	37,336,845	34,725,089	5,201,122	24,816,087	2,126,644	2,581,236
409	Income taxes	337,866	-	-	-	-	-
410-411	Provision for deferred income taxes	(349,922)	-	-	-	-	-
421	Miscellaneous nonoperating loss	(605,440)	(586,378)	-	(160,457)	-	(425,921)
426.1	Donations	831,777	4,600	-	3,665	-	935
426.3	Penalties	44,500	36,075	-	1,000	35,075	-
426.4	Civic, political, and related activities	495,527	(6,714)	-	(6,714)	-	-
426.5	Other deductions	147,060	5,397	4,290	-	-	1,107
430	Interest on debt to associate companies	183,984	193,932	-	193,932	-	-
431	Other interest expense	1,721,291	1,721,705	-	1,626,629	95,076	-
107EXP	Construction work in progress	160,580,703	145,906,203	75,351,904	14,576,880	17,304,135	38,673,284
154EXP	General inventory	15,245,203	15,245,203	1,904,689	10,551,921	2,018,199	770,394
163EXP	Stores expenses undistributed	3,172,608	(149,984)	36,231	16,837	458,988	(662,040)
165EXP	Prepaid expense	(2,371,605)	(2,371,605)	-	(2,371,605)	-	-
174EXP	Miscellaneous current and accrued expense	(10,703,744)	(10,703,744)	(6,328,159)	(13,496,807)	(76,284)	9,197,506
184EXP	Other expenses	(6,118,657)	(5,716,841)	(2,178,432)	(1,150,829)	(334,930)	(2,052,650)
	TOTAL EXPENSES	$726,827,207	$649,634,045	$230,411,236	$137,207,401	$124,626,540	$157,388,868

			18 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			DEPARTMENT OR SERVICE FUNCTION
		Total	Arkansas	Grand Gulf	River Bend	Waterford 3
Account	Description of Items	Indirects	Nuclear	Nuclear	Nuclear	Nuclear
Number			One	Station	Station	Station
500-557	Power production	$24,307,359	$6,987,584	$5,579,007	$6,093,782	$5,646,986
560-598	Transmission and distribution expenses	(92)	(16)	(46)	(15)	(15)
901-905	Customer accounts	(62)	-	(62)	-	-
906-917	Customer service and information	14,856	4,770	3,529	3,332	3,225
920	Salaries & wages	10,829,771	2,480,825	4,022,964	2,136,495	2,189,487
921	Office supplies and expenses	1,518,978	359,275	657,184	253,383	249,136
923	Outside services employed	2,413,414	681,616	711,177	508,682	511,939
924	Property insurance	399,947	125,294	93,585	98,923	82,145
925	Injuries and damages	922,444	232,101	229,708	230,855	229,780
926	Employee pensions and benefits	10,747,141	2,814,590	2,820,464	2,590,638	2,521,449
928	Regulatory commission expenses	401,138	131,586	85,916	98,789	84,847
930.1	General advertising expenses	9,024	2,875	2,489	1,821	1,839
930.2	Miscellaneous general expenses	(98,568)	(32,735)	20,653	(43,302)	(43,184)
931	Rents	2,822,695	839,659	775,266	602,036	605,734
935	Maintenance of general plant	1,000,431	320,478	234,727	220,871	224,355
403-404	Depreciation and amortization expense	259,628	64,907	64,907	64,907	64,907
408	Taxes other than income taxes	2,611,756	710,891	704,812	612,635	583,418
409	Income taxes	337,866	84,466	84,467	84,467	84,466
410-411	Provision for deferred income taxes	(349,922)	(87,481)	(87,480)	(87,481)	(87,480)
421	Miscellaneous nonoperating loss	(19,062)	(5,337)	(4,642)	(4,543)	(4,540)
426.1	Donations	827,177	-	827,177	-	-
426.3	Penalties	8,425	2,107	2,106	2,106	2,106
426.4	Civic, political, and related activities	502,241	152,736	125,717	111,841	111,947
426.5	Other deductions	141,663	19,794	83,487	19,198	19,184
430	Interest on debt to associate companies	(9,948)	(2,487)	(2,487)	(2,487)	(2,487)
431	Other interest expense	(414)	(158)	(91)	(81)	(84)
107EXP	Construction work in progress	14,674,500	5,780,761	3,424,860	2,817,617	2,651,262
154EXP	General inventory	-
163EXP	Stores expenses undistributed	3,322,592	809,307	986,268	761,371	765,646
165EXP	Prepaid expense	-
174EXP	Miscellaneous current and accrued expense	-
184EXP	Other expenses	(401,816)	(100,347)	(100,476)	(100,493)	(100,500)
	TOTAL EXPENSES	$77,193,162	$22,377,061	$21,345,186	$17,075,347	$16,395,568

19 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Departmental Analysis of Salaries

		Departmental Salary Expense
Name of Department		Included in Amounts Billed to :			Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Directs - Arkansas Nuclear One	$97,321,193		$97,321,193		959
Directs - Grand Gulf Nuclear Station (1)	$59,192,564		$59,192,564		658
Directs - River Bend Nuclear Station	$59,933,924		$59,933,924		610
Directs - Waterford 3 Nuclear Station	$64,605,971		$64,605,971		618
Indirects - Arkansas Nuclear One	$3,497,679		$3,497,679		26
Indirects - Grand Gulf Nuclear Station (1)	$3,116,287		$3,116,287		16
Indirects - River Bend Nuclear Station	$3,036,633		$3,036,633		16
Indirects - Waterford 3 Nuclear Station	$2,968,348		$2,968,348		16

TOTAL	$293,672,599		$293,672,599		2,919

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Outside Services Employed

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

See pages 20 (2) through 20 (8).

ANNUAL REPORT OF ENTERGY OPERATIONS, INC. For the Year Ended December 31, 2002 Outside Services Employed
Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased	Address	Associate	Amount

Outside Services - Consulting

ABSG CONSULTING INC		NA	130,754
SILVER RUN CONSULTING		NA	69,433
HAGAN CONSULTING SERVICES		NA	65,433
EDWARDS CONSULTING LLC		NA	60,675
LESLIE JAMES CONSULTING SERVICES		NA	58,515
RICKY SUMMITT CONSULTING INC		NA	48,005
OCCUPATIONAL MEDICINE CONSULTANTS		NA	37,635
OTHER CONSULTING SERVICES <$25,000 (17)		NA	103,597

		Subtotal	574,047

Outside Services - Engineering

FRAMATOME ANP INC		NA	44,548,642
WESTINGHOUSE ELECTRIC CO LLC		NA	22,329,087
GENERAL ELECTRIC		NA	1,592,034
COMENSURA INC		NA	816,003
IEPSON CONSULTING ENGINEERS		NA	663,551
DOMINION ENGINEERING INC		NA	334,824
HENNIGAN ENGINEERING CO INC		NA	264,481
ENGINEERING DYNAMICS INC (EDI)		NA	225,390
DP ENGINEERING		NA	209,077
NUCLEAR ADVISORY GROUP INC		NA	151,493
FACTORY MUTUAL INS CO		NA	144,310
ENERCON SERVICES INC		NA	120,581
BECHTEL SOFTWARE INC		NA	120,217
ORBITAL NETWORK ENGINEERING INC		NA	108,089
THERMAL ENGINEERING INTL		NA	66,033
KALY TECHNICAL SERVICES, INC.		NA	64,940
APTECH ENGINEERING SERVICES INC		NA	47,785
ILD INC		NA	45,266
EXPRESS PERSONNEL SERVICES		NA	36,172
JOHN COOPER & ASSOC PA		NA	30,960
WELDING TESTING LAB INC		NA	27,935
HARBOUR GROUP LTD		NA	25,365
SOIL TESTING ENGINEERS INC		NA	25,025
OTHER ENGINEERING SERVICES <$25,000 (27)		NA	150,555

		Subtotal	72,147,815

Outside Services - Environmental

STUDSVIK PROCESSING FACILITY LLC		NA	7,934,023
CHEM NUCLEAR SYSTEMS LLC		NA	2,570,753
DURATEK INC		NA	1,900,198
RADIOLOGICAL ASSISTANCE CONSULTING		NA	1,258,613
RWE NUKEM CORP		NA	651,465
TAG TRANSPORT INC		NA	339,462
CENTRAL INTERSTATE LOW LEVEL		NA	240,000
ALLIED TECHNOLOGY GROUP		NA	238,607
FRAMATOME ANP DE&S		NA	201,299
MS EMERGENCY MANAGEMENT AGENCY		NA	195,570
HITTMAN TRANSPORT SERVICES		NA	134,752
PORT HUDSON PRODUCTS & SERVICES		NA	121,556
ENVIROCARE OF UTAH INC		NA	117,120
LA DEPT OF ENVIRONMENTAL QUALITY		NA	108,020
TURNER ENVIRONMENTAL SERVICES INC		NA	55,369
WMG INC		NA	52,225
BROWNING FERRIS INDUSTRIES INC		NA	49,936
ENVIRONMENTAL PROTECTION		NA	33,415
REVENEW INTL INC		NA	27,012
OTHER ENVIRONMENTAL SERVICES <$25,000 (26)		NA	111,286

		Subtotal	16,340,681

Outside Services - Legal

WISE CARTER CHILD & CARAWAY		NA	574,016
WINSTON & STRAWN		NA	357,884
SHAW PITTMAN POTTS		NA	190,298
TUCKER ALAN INC		NA	45,041
OTHER LEGAL SERVICES <$25,000 (12)		NA	41,034

		Subtotal	1,208,273

Outside Services - Nuclear

STONE & WEBSTER CONSTRUCTION CO INC		NA	21,849,201
GENERAL ELECTRIC NUCLEAR		NA	2,043,412
INSULATIONS INC		NA	381,471
EXPERIAN		NA	358,840
CHOICEPOINT SERVICES INC		NA	188,010
INSTITUTE OF NUCLEAR POWER OPERATIONS		NA	162,785
NUCLEAR ENERGY INSTITUTE		NA	114,650
NWT INC		NA	84,077
CITIBANK USA NA		NA	62,957
BECHTEL POWER CORP		NA	55,584
CRANE NUCLEAR INC		NA	53,672
GLOBAL NUCLEAR FUEL AMERICAS		NA	36,200
CERTREC CORP		NA	28,941
MATRIX INC		NA	28,250
GENERAL ELECTRIC NUCLEAR ENER		NA	25,172
ADVANCED NUCLEAR TECHNOLOGY SWEDEN		NA	22,538
OTHER NUCLEAR SERVICES <$25,000 (7)		NA	69,332

		Subtotal	25,565,092

Outside Services - Regulatory

WACKENHUT CORP		NA	20,071,998
US NUCLEAR REGULATORY COMMISSION		NA	196,564
OTHER REGULATORY SERVICES <$25,000 (1)		NA	12,288

		Subtotal	20,280,850

Outside Services - Other

HOLTEC INTL		NA	7,759,019
SIEMENS WESTINGHOUSE POWER		NA	7,646,279
NUMANCO LLC		NA	2,553,127
ATLANTIC GROUP INC		NA	1,943,359
ONDEO NALCO CO		NA	1,894,668
SGT LTD		NA	1,459,769
WASHINGTON GROUP INTL		NA	1,194,332
POWER EQUIPMENT MAINTENANCE IN		NA	1,150,403
IONICS INC		NA	956,933
CONTROL TECHNOLOGIES INC		NA	669,511
STRUCTURAL INTEGRITY ASSOC		NA	640,988
EDERER CORP		NA	610,702
FRAMATOME TECHNOLOGIES		NA	523,396
GENERATOR & MOTOR SERVICES INC		NA	518,735
UNDERWATER CONSTRUCTION CORP		NA	512,365
MARLEY COOLING TOWER CO		NA	511,047
DIVERSIFIED TECHNOLOGIES SVC		NA	508,159
SCOTT SYSTEMS INC		NA	463,953
FEDERAL EMERGENCY MANAGEMENT		NA	462,504
IHI SOUTHWEST TECHNOLOGIES INC		NA	441,612
WYLE LABORATORIES INC		NA	439,384
WELDING SERVICES INC		NA	403,550
TRI TOOL INC		NA	401,898
COLLECTOR WELLS INTL INC		NA	399,170
AIR PRODUCTS & CHEMICALS INC		NA	369,330
OHIO TRANSFORMER		NA	352,021
INTECH INC		NA	325,872
EASTERN TECHNOLOGIES INC		NA	271,843
MS ENTERPRISE FOR TECHNOLOGY		NA	271,595
DELOITTE & TOUCHE LLP		NA	269,658
GENERAL ELECTRIC ENERGY SRVS		NA	268,200
CANBERRA INDUSTRIAL INC		NA	267,697
INDUS INTL INC		NA	249,755
US FILTER		NA	247,993
MPM TECHNOLOGIES INC		NA	245,736
SARGENT & LUNDY LLC		NA	243,242
GENERAL ELECTRIC		NA	230,686
NISYS CORP		NA	203,000
KOSTMAYER CONSTRUCTION INC		NA	194,594
GENERAL ELECTRIC CO		NA	194,001
RHODIA INC		NA	193,372
HARNESS ROOFING INC		NA	191,490
SEA BREX MARINE INC		NA	179,722
WESTINGHOUSE ELECTRIC CORP		NA	171,291
SIEMENS DEMAG DELAVAL TURBO		NA	170,257
AMERICAN SIGNAL CORP		NA	169,643
ROV TECHNOLOGIES INC		NA	168,071
CORE LLC		NA	167,135
HY TECH ROOFING SERVICES		NA	166,270
FURMANITE AMERICA INC		NA	158,568
AVANTECH INC		NA	153,375
CALDON INC		NA	148,148
PRIMAVERA SYSTEMS INC		NA	138,640
DEL MAR AVIONICS		NA	137,274
PAR SYSTEMS INC		NA	135,414
WASTE MANAGEMENT RSVL DISTRICT		NA	134,575
ABB AUTOMATION INC		NA	134,443
DAY & ZIMMERMANN NPS INC		NA	132,576
CORROSION SERVICES INC		NA	128,800
RCM TECHNOLOGIES INC		NA	125,853
SHRIEVE CHEMICAL CO		NA	120,132
THYSSEN DOVER ELEVATOR CO		NA	116,933
MONTGOMERY KONE INC		NA	116,335
SAIC RADECO		NA	114,400
ENGINE SYSTEMS		NA	113,497
EVEREST VIT		NA	109,144
TECH ASSISTANT INC		NA	109,033
LAWS CONSTRUCTION		NA	108,159
VICKSBURG HEALTHCARE LLC		NA	104,816
TMP WORLDWIDE INC		NA	102,786
DOLESE BROS CO		NA	100,737
MPR ASSOC INC		NA	98,860
HAMON COOLING TOWERS INC		NA	97,899
MANSFIELD INDUSTRIAL COATINGS		NA	93,929
BARNHART CRANE & RIGGING INC		NA	93,180
UNITED PIPING INC		NA	91,865
RHR INTL CO		NA	91,701
MARRIOTT GRAND HOTELS		NA	90,459
MORRIS MATERIAL HANDLING INC		NA	86,550
ANALYSIS & MEASUREMENT		NA	85,566
UTILITY SYSTEMS SERVICES INC		NA	82,970
J HOWARD & ASSOC INC		NA	81,838
ABB POWER T&D CO INC		NA	81,500
BENSINGER DUPONT & ASSOC		NA	75,444
PARTNERS IN LEADERSHIP LLC		NA	75,260
FREEZE TECHNOLOGY		NA	73,006
GENERAL PHYSICS CORP		NA	72,730
DIALOGIC COMMUNICATIONS CORP		NA	72,045
AGGREKO INC		NA	71,575
RIVER PARISH DISPOSAL INC		NA	71,575
PREFERRED TRANSPORT CO LLC		NA	70,832
PDMA CORP		NA	69,788
LSU FIREMEN TRAINING PROGRAM		NA	68,788
FUELMAN OF NEW ORLEANS		NA	66,843
JACKSON COMMUNICATIONS INC		NA	66,361
ALFRED CONHAGEN INC OF LA		NA	65,113
SOUTH MS ELECTRIC POWER ASSN		NA	62,471
BNFL FUEL SOLUTIONS CORP		NA	61,992
OPERATION TECHNOLOGY INC		NA	60,175
EYELINE OPTICAL		NA	59,764
FLOWSERVE DBA BWIP INTL INC		NA	59,575
METRO BALL BUILDING SERVICES		NA	57,693
DATA SYSTEMS & SOLUTIONS LLC		NA	57,323
EXPRESS SERVICES INC		NA	56,813
COMMUNICATION SPECIALISTS INC		NA	56,449
SCIENTECH NES INC		NA	55,970
FISHER SCIENTIFIC CO		NA	55,498
TRI TOOL INC		NA	53,711
AR TECH UNIVERSITY		NA	52,560
SCIENTECH INC		NA	51,963
S&S THERMAL COATINGS INC		NA	51,062
CREATIVE SYSTEMS INC		NA	50,770
TELEDYNE INSTRUMENTS TEST SERVICES		NA	50,218
SOUTHWEST ELECTRIC CO		NA	50,031
GUIDRYS INDUSTRIAL SERVICES, INC		NA	49,959
DIGITAL EQUIPMENT CORP		NA	49,855
COMPAQ COMPUTER CORP		NA	48,416
CLARKE CONSTRUCTION MGMT		NA	48,230
COOPERHEAT MQS INC		NA	48,217
JA RIGGS TRACTOR CO INC		NA	47,890
CYGNA ENERGY SERVICES INC		NA	47,500
NCS CORP		NA	47,315
ZETEC INC		NA	47,164
THERMO GAMMA METRICS		NA	46,882
MANAGEMENT ASSOC RESULTS INC		NA	45,836
TENSAS PARISH POLICE JURY		NA	45,468
NUCON INTL INC		NA	45,345
STUDSVIK OF AMERICA		NA	42,680
ACOUSTIC TECHNOLOGY INC		NA	41,201
FINETECH INC		NA	40,201
VERTEX CHEMICAL CO		NA	39,894
DIONEX CORP		NA	39,440
ANDERSON GREENWOOD CROSBY		NA	39,126
ANNAZACH SOFTWARE INC		NA	39,004
FLOWMORE SERVICES INC		NA	38,727
TEAM INDUSTRIAL SERVICES INC		NA	38,378
SCOTT FENCE USA INC		NA	37,690
PRO SERVE INC		NA	35,672
TURBO FILTRATION CORP		NA	35,581
MAINTENANCE DREDGING INC		NA	35,400
NWT CORP		NA	33,886
LA LANDSCAPING MAINTENANCE		NA	33,787
SYSTEMS TECHNOLOGY INC		NA	33,447
NICHOLAS ACOUSTICS & SPECIALTY		NA	33,224
ROGERS USRY CHEVROLET INC		NA	32,451
ALDEN RESEARCH LABORATORIES		NA	32,212
EARTH TECH INC		NA	32,200
FTN ASSOC LTD		NA	31,984
HEAD & ENGQUIST EQUIPMENT LLC		NA	31,932
BRAND SCAFFOLD SERVICES		NA	31,864
NOLAN POWER GROUP INC		NA	31,650
AIRGAS MIDSOUTH		NA	31,468
WEST FELICIANA PARISH SCHOOL		NA	31,264
LA DEPT OF REVENUE & TAXATION		NA	31,264
ENVIROSOLVE LLC		NA	30,608
GCR & ASSOC INC		NA	30,000
CHILLER SPECIALTIES		NA	30,000
PREHEAT INC		NA	29,613
SOUTHWEST RESEARCH INSTITUTE		NA	29,498
PARADISE POOLS & SPAS		NA	29,000
PRO TEC INC		NA	28,959
WD ASSOC INC		NA	28,461
CUTLER HAMMER INC		NA	28,182
CAJUN CONCRETE SERVICES INC		NA	27,779
DRILLCO NATL GROUP		NA	27,613
GARDENSWARTZ & ROWE		NA	26,065
RIVER PARISH PORTABLES		NA	25,906
LA LIFT & EQUIPMENT INC		NA	25,745
SORRENTO ELECTRONICS		NA	25,595
CRANE PRO SERVICES		NA	25,368
TODAYS OFFICE		NA	25,206
URS CORP		NA	25,156
OTHER SERVICES <$25,000 (419)		NA	6,501,705

		Subtotal	54,164,823
		TOTAL	$190,281,581

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Employee Pensions and Benefits

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description		Amount

Group Medical/Dental Insurance		$21,978,464
Savings Plan		7,622,849
FAS 106 OPEBS		6,076,000
Pension Plan		5,873,687
Post Retirement Plan Payments		511,618
Group Life Insurance		505,365
Retiree Group Medical/Dental Insurance		476,023
Group Long Term Disability Insurance		412,030
Employee Meetings/Functions/Awards		299,254
Educational Reimbursement		283,297
Retiree Group Life Insurance		93,153
Other		(128,707)

	TOTAL	$44,003,033

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

General Advertising Expenses

Instructions:
Provide a listing of the amount included in "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount

Marketing Expenses	Entergy Services Inc.	$9,024

	TOTAL	$9,024

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Miscellaneous General Expenses

Instructions:
Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description		Amount

Institute of Nuclear Power Operations fees		$3,001,962
Government fees		2,706,091
Electric Power Research Institute fees		2,682,083
Other industry association dues/corporate memberships		2,251,115
Nuclear Energy Institute fees		1,528,040
Directors fees and expenses		42,736

	TOTAL	$12,212,027

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Rents

Instructions.
Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property		Amount

Office Equipment		$3,168,786
Computer Equipment		1,763,827
Telecommunications		1,341,731
Building		626,874
Computer Software		504,295

	TOTAL	$7,405,513

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Taxes Other Than Income Taxes

Instructions:
Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

OTHER THAN U.S. GOVERNMENT TAXES:
Ad Valorem		$14,614,768
Franchise		2,582,787
Other Payroll Taxes		9,346

SUBTOTAL		17,206,901

U.S. GOVERNMENT TAXES:
FICA		18,596,802
Other Payroll Taxes		1,637,306

SUBTOTAL		20,234,108

	TOTAL	$37,441,009

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Donations

Instructions:
Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation		Amount

Entergy Charitable Foundation	Charity		$280,000
Pilgrim Society	Contribution		27,000
America's Hometown Thanksgiving Celebration	Contribution		15,000
Friends of Camp Hollis Inc	Contribution		15,000
Heartshare Human Services of NY	Charity		15,000
Harbor Festivals Inc	Contribution		10,000
Korean War Commemoration Committee	Contribution		7,500
Manomet Inc	Contribution		7,500
Plymouth Philharmonic Orchestra	Contribution		7,500
Brattleboro Area Drop In Center	Charity		6,686
Friends of Brattleboro Music Center	Contribution		6,000
Alana Community Organization	Charity		5,900
Boys & Girls Club of Plymouth	Charity		5,000
Brooklyn Children's Museum	Contribution		5,000
Building a Better Brattleboro	Contribution		5,000
Child Abuse Task Force	Charity		5,000
Cystic Fibrosis Foundation	Charity		5,000
Friends of Green Chimneys	Contribution		5,000
Hendrick Hudson School District	Contribution		5,000
Hospice & Palliative Care of Cape Cod	Charity		5,000
Jordan Hospital	Charity		5,000
JW Chorley Elementary School	Contribution		5,000
Living History Education Foundation	Contribution		5,000
Oswego College Foundation	Contribution		5,000
Oswego County Catholic Charities	Charity		5,000
Partnership for a Drug Free America	Charity		5,000
Pilgrim Road Race	Contribution		5,000
Rescue Mission Alliance	Charity		5,000
St Anthony Community Hospital	Charity		5,000
Town of Rockingham	Contribution		5,000
Port Gibson Main St Inc	Contribution		4,500
Town of Vernon VT	Contribution		4,500
Haldane Central School	Contribution		4,200
Keon Friends of Keon Center	Contribution		4,000
American Cancer Society	Charity		3,900
Last Night Celebration	Contribution		3,800
Youth Services	Charity		3,690
African American Men of Westchester	Contribution		3,500
Night Before the 4th	Contribution		3,500
McQuade Children's Services	Charity		3,000
Prevent Blindness America NY	Charity		3,000
Richard Sparrow House Inc	Charity		3,000
South Shore Women's Center	Charity		3,000
Others less than $3,000 (107)	Contribution		291,101

		TOTAL	$831,777

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Other Deductions

Instructions:
Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee	Amount

Associated company expenses	Entergy Services, Inc.	$128,006

Salary and wage expenses	Various exempt employees	3,398

Business meals, entertainment, and various other
employees expenses	Various employees	7,586

Other miscellaneous expenses	W New Orleans Hotel	6,805
	London Livery Ltd	988
	Partysist	277

	TOTAL	$147,060

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13 (2) through 13 (11).

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Organization Charts

Chief Executive Officer - EOI

   Legal and Risk Management
   Nuclear Fuels Procurement
   Total Quality and Employee Concerns
   Emergency Programs
   Development (DAP)
   Labor Relations
   Business Services
   Finance
   Business Development

   Chief Operating Officer (EOI - Regulated Nuclear Operations)
      Engineering
      Plant Operations
              Maintenance Management
              Operations Management
              Outage Management
      Operations Support
              Information Technology
              Licensing
              Oversight
              Material Purchasing & Controls
              Security
              Training & Performance
              Nuclear Safety Assurance

Chief Operating Officer (Entergy Nuclear Inc., Non-Regulated Nuclear Operations)
   Plant Operations
   Engineering
   Finance
   Business Development
   Training
   Emergency Programs
   Governmental Affairs
   Legal
   Health, Physics & Chemistry
   Nuclear Support
   Information Technology
   Security
   Regulatory Affairs
   Oversight

26 OF 28 PAGES

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, man hours worked, and number of pressurized water reactor units. These expenses are allocated using expense work orders which have a fixed allocation method assigned. The allocation methodologies are set forth in the Operating Agreements approved by the Commission's order dated June 5, 1999 (HCAR No. 25100), as amended pursuant to the "60 day letter" process.

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

For the Year Ended December 31, 2003

Annual Statement of Compensation for Use of Capital Billed

- None -

ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                                                                        Entergy Operations, Inc.
                                                                                                     (Name of Reporting Company)

By: /s/ Nathan E. Langston
(Signature of Signing Officer)

                                                                                                     Nathan E. Langston
                                                                                                    Senior Vice President and Chief Accounting Officer
                                                                                                    (Printed Name and Title of Signing Officer)

Date: April 30, 2004